MASTERWORKS 023, LLC

497 Broome Street

New York, New York 10013

Phone: (203) 518-5172

October 26, 2020

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 023, LLC
Offering Statement on Form 1-A
Filed July 29, 2020
File No. 024-11283

Acceleration Request

Requested Date: October 28, 2020

Requested Time: 9:00 AM Eastern Time

Dear Sir or Madam:

Masterworks 023, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Josh Goldstein, inhouse legal counsel, and or Craig D. Linder, who is an attorney with the Company’s outside legal counsel, Anthony L.G., PLLC, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also agrees that it will only sell shares of its Class A ordinary shares pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

Securities and Exchange Commission

October 26, 2020

The Company requests that it be notified of such qualification by a telephone call to Josh Goldstein at (646) 263 6995 or email to him at: jgoldstein@masterworks.io.

Very truly yours,

MASTERWORKS 023, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary